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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel 212.450.6095 manuel.garciadiaz@davispolk.com

July 24, 2014

Re:	C1 Financial, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 2, 2014 CIK No. 0001609132

Mr. Michael Clampitt
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Mr. Clampitt:

On behalf of C1 Financial, Inc., a Florida corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated July 11, 2014 (the “Comment Letter”). On July 11, 2014, the Company filed its Registration Statement on Form S-1 (the “Public Filing”). The Company has revised the Public Filing in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Public Filing (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Public Filing.

Amendment No. 1 to Draft Registration Statement on Form S-1

Critical Accounting Policies and Estimates

Allowance for Loan Losses, page 45

1.	Please refer to the response to comment 20 of our June 26, 2014 letter and address the following:

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 24, 2014	2

•
Please expand the disclosures regarding how and why two years loss experience on an unseasoned loan portfolio captures the inherent risks. In your revision, clarify why you state that “this two year period is considered adequate given that current economic and real estate market conditions in the areas in which we operate are comparable to those conditions experienced during the last two years.”

•	[Why] you believe the prior two years will be comparable to the upcoming two years for determining risk.

•
Please expand the disclosure of the peer statistical analysis performed, identifying the periods in which you performed it and to discuss how it affected your determination of the allowance for loan losses.

•
Please expand the disclosure surrounding the use of the highest of your originated portfolio loss rates and peer analysis loss rates as a short term proxy for determining the general component of the allowance for loan losses for originated loans beginning in the second quarter of 2014. Additionally, please clarify why the second quarter of 2014 is the appropriate period in which to make this change, discuss anticipated impact(s) on the allowance for loan losses and more fully explain “short term” as it relates to these disclosures.

Response: The Company has revised pages 45 to 47 of Amendment No. 1 in response to the Staff’s comment.

Part II.

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.
We note your response to prior comment 44 in our letter dated June 26, 2014. Noting your disclosure in the second risk factor on page 21 that you rely “almost exclusively” on FiServ, Inc. for your information management systems and that the “failure of these systems... could interrupt [the company’s] operations,” please provide additional detailed analysis in support of your conclusion that the agreement with FiServ, Inc. is not material.

Response: The Company respectfully submits that it does not believe its agreement (the “Agreement”) with FiServ, Inc. (“FiServ”) providing for certain information technology systems (the “FiServ Systems”) is required to be filed as a material contract under Item 601(b)(10) of Regulation S-K, because this contract is one that ordinarily accompanies the kind of business the Company operates and therefore is deemed to have been made in the ordinary course of business and excluded from the filing requirements of Item 601(b)(10). Indeed, contracts for information technology systems are common in our industry and are of the type that “ordinarily accompanies the kind of business conducted by the [Company],” within the meaning of Item 601(b)(10)(i) of Regulation S-K.

Further, the Company believes it is not “substantially dependent” on the Agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, even in light of the disclosure provided in its risk factor on page 21 of the registration statement. This risk factor is intended to warn investors that unexpected technical disruptions in the FiServ Systems could interrupt the Company’s

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 24, 2014	3

operations, as opposed to disclosure that disputes with FiServ could harm the Company’s operations. In the event of a dispute with FiServ, the Company believes that it could obtain comparable systems with similar pricing without a substantial disruption to its operations, due to the fact that there are multiple providers of these systems. Indeed, while failure of these systems on any given day could interrupt the Company’s operations, this would be the case with any provider of these systems or even if the Company provided these systems in-house. Accordingly, while the Company’s operations are dependent on information technology systems generally, the Company’s operations are not dependent on FiServ providing these systems. The Company is also not “substantially dependent” on the FiServ Agreement because it does not derive any revenue directly from the FiServ Agreement. While the FiServ Systems provide for greater efficiency in the Company’s operations, the Company would still be able to operate its business and generate a comparable amount of revenue with another provider.

In light of the foregoing, the Company respectfully submits that it is not “substantially dependent” on the FiServ Agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, and that the FiServ Agreement is one that “ordinarily accompanies the kind of business conducted by the [Company].” Therefore, the Company respectfully submits that the FiServ Agreement is not a material contract under Item 601(b)(10) of Regulation S-K and need not be filed as an exhibit to the registration statement.

Please do not hesitate to contact the undersigned at 1-212-450-6095 if you should have any questions.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:        Trevor R. Burgess, Chief Executive Officer, C1 Financial, Inc.
William Knibloe, Partner, Crowe Horwath LLP

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